September 5, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Registration Statement on Form F-1
Filed August 20, 2025 File No. 333-289723

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 28, 2025 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No.1 to Form F-1 (the “F-1/A1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Capitalization, page 43

1. We note the revisions here and in the dilution section to reflect the forward split as pro forma. Please tell us when you expect the split to occur. If the split will occur before the effective date of the registration statement, please confirm that all disclosures throughout the filing, including the financial statements, will retroactively reflect the impact of the split on all share and per share amounts. Refer to SAB Topic 4C.

Response: In response to the Staff’s comment, we have revised the Form F-1 to disclose the subscription and allotment of shares on pro rata basis to all shareholders has been taken place on September 2, 2025 (which effectively a “forward split” that maintains the shareholding) and confirm that all disclosures throughout the F-1/A1, including the financial statements, have retroactively reflected the impact of the split on all share and per share amounts.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP